NEWS RELEASE
Contact: Chuck Provini
585.286.9180
Info@NatcoreSolar.com

Natcore Technology announces private placement

Rochester, NY — (February 23, 2018) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has announced its intent to raise CDN$87,500 via a non-brokered private placement.

The placement involves the sale of up to 1,250,000 units at a price of CDN$0.07 per unit. Each unit comprises one common share and one share purchase warrant. Each warrant will entitle the holder to purchase a further common share at $0.09 for a period of 36 months from closing.

Finder’s fees of 7% cash and 7% warrants (on the same terms as the warrants forming part of the units) may be payable on all or a portion of the financing. Proceeds of the placement will be applied to further development of Natcore’s technologies and general working capital. The completion of the placement is subject to regulatory approval, including the approval of the TSX Venture Exchange.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release